

May 22, 2014

Via E-mail
Jeffrey S. Bornstein
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

      Re: **General Electric Company**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 27, 2014
              File No. 001-00035

Dear Mr. Bornstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Losses on Financing Receivables, page 105

1.   Please clarify for us how your revised methods of classifying receivables as nonaccrual and nonearning "limit the use of the cash basis of accounting for nonaccrual financing receivables." Describe to us the new policy you adopted in the fourth quarter of 2013 as it relates to use of the cash basis of accounting for loans, and explain how it differed from your previous policy. Discuss and quantify the impact on each loan category as of December 31, 2013.

Audited Financial Statements and Notes

Note 14. Income Taxes, page 157

2.   We note the disclosure on page 169 that you sold a portion of Cembra through an initial public offering and recorded a pre-tax gain of $351 million. We also see on page 34 that you recorded a tax benefit related to the transaction that resulted in a 6% reduction from your consolidated U.S. income tax rate. Please describe to us in detail the accounting for the Cembra initial public offering and explain how it resulted in the tax benefit.

3.   Further, we note that "tax on global activities including exports" on page 159 impacted your U.S. Federal statutory income tax rate to actual income tax rate reconciliation by (24.7)% for GE Consolidated and (45)% for GECC. To help us understand the other underlying factors besides the Cembra transaction, including offsetting, which resulted in the increased benefit from tax of global activities during the fiscal year ended December 31, 2013, please describe for us any other transactions or tax treatment/benefits in foreign taxed jurisdictions that impacted the "tax on global activities including exports" by 3% or greater. Please provide a separate discussion for the consolidated entity and for GECC.

4.   You disclose on page 158 that the Internal Revenue Service (IRS) has completed the audit for your income tax returns for the years 2006 through 2009, except for certain issues for these periods that remain under examination. Please describe to us in greater detail the material issues that remain under examination and quantify for us the possible impact, if any, on your unrecognized tax benefits should the IRS disallow your tax position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Senior Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief